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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                   SCHEDULE TO
                                Amendment No. 2
                                  (Rule 13e-4)
                  TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         CABLEVISION SYSTEMS CORPORATION
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))
                                 --------------
       OPTIONS TO PURCHASE CABLEVISION NY GROUP CLASS A COMMON STOCK, PAR
    VALUE $0.01 PER SHARE, HAVING AN EXERCISE PRICE OF MORE THAN $20.00, AND
           STOCK APPRECIATION RIGHTS ISSUED IN CONJUNCTION WITH THESE
                      OPTIONS UNDER THE EMPLOYEE STOCK PLAN
                         (Title of Class of Securities)
                                 --------------
                                    12686C109
         (CUSIP Number of Class of Securities (Underlying Common Stock))
                                 --------------
                            VICTORIA D. SALHUS, ESQ.
                SENIOR VICE-PRESIDENT AND DEPUTY GENERAL COUNSEL
                         CABLEVISION SYSTEMS CORPORATION
                               1111 STEWART AVENUE
                            BETHPAGE, NEW YORK 11714
                                 (516) 803-2300
            (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                              MAX J. SCHWARTZ, ESQ.
                             SULLIVAN & CROMWELL LLP
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
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                            CALCULATION OF FILING FEE
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     Transaction Valuation*                      Amount of Filing Fee
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         $92,024,784.26                               $18,404.96**
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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 10,300,577 shares of Class A Common Stock of Cablevision Systems Corporation and rights with respect to 7,980,635 shares of Class A Common Stock that have an aggregate value of $92,024,784.26 as of January 17, 2003 will be exchanged pursuant to this offer. The aggregate value of such options and rights was calculated based on the Black-Scholes option pricing model. Cablevision paid the filing fee on January 21, 2003.
**   Previously paid.
|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:  $18,404.96.   Filing Party:  Cablevision Systems
                                                             Corporation.
     Form or Registration No.:  Schedule TO.   Date Filed:  January 23, 2003.
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
         |_| third party tender offer subject to Rule 14d-1.
         |X| issuer tender offer subject to Rule 13e-4.
         |_| going-private transaction subject to Rule 13e-3.
         |_| amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|
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

                             INTRODUCTORY STATEMENT

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 23, 2003, as amended by Amendment No. 1 thereto filed on February 20, 2003, relating to the offer by Cablevision Systems Corporation to exchange restricted shares of Cablevision NY Group Class A Common Stock, par value $.01 per share, for options to purchase common shares that have an exercise price of more than $20.00 and stock appreciation rights that were issued in conjunction with such options. The options and rights Cablevision offered to exchange were issued under the Employee Stock Plan and the restricted shares will be issued under the Employee Stock Plan, upon terms and conditions described in the Offer to Exchange dated January 23, 2003, as amended on February 20, 2003, and the related Letter of Transmittal. This Amendment No. 2 reports the results of the offer and is the final amendment to the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended to add the following information:

         The offer expired at 5:00 p.m., New York time, on March 7, 2003. Pursuant to the Offer to Exchange, upon expiration of the offer Cablevision accepted for exchange options to purchase and stock appreciation rights relating to an aggregate of 8,152,241 common shares, representing approximately 79% of the common shares subject to the options and stock appreciation rights that were eligible to be exchanged in the offer. Subject to the terms and conditions of the Offer to Exchange, the Company will issue an aggregate of 6,351,847 restricted shares to an aggregate of 501 option and right holders. The Company will send a confirmation e-mail, substantially in the form of Exhibit (a)(6) to Schedule TO, to each holder whose options and stock appreciation rights have been accepted for exchange notifying these holders that their options and rights have been accepted.

ITEM 12. EXHIBITS.

(a)(1)*      Offer to Exchange, dated January 23, 2003.

(a)(2)*      Form of Letter of Transmittal.

(a)(3)*      Form of Notice of Withdrawal.

(a)(4)*      Form of Letter to Option and Rights Holders describing the Offer.

(a)(5)*      Form of E-mail to Option and Rights Holders Describing the Offer.

(a)(6)* Form of E-mail Notifying Option and Rights Holders that Options and Rights Properly Elected for Exchange are Accepted.

(a)(7)*      Form of Option Award Statement.

(a)(8) Cablevision Systems Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, is incorporated herein by reference.

(a)(9) Cablevision Systems Corporation Amendment to Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on Form 10-K/A on April 30, 2002, is incorporated herein by reference.


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


(a)(10) Cablevision Systems Corporation Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, is incorporated herein by reference.

(a)(11)* Form of E-mail Notifying Option and Rights Holders of the Extended Expiration Date.

(b)          Not applicable.

(d)(1)*      Amended and Restated Employee Stock Plan.

(d)(2)* Form of Restricted Shares Agreement pursuant to the Amended and Restated Employee Stock Plan.

(d)(3)* Agreement, dated November 7, 2002, between Cablevision Systems Corporation and William J. Bell.

(d)(4)* Agreement, dated December 17, 2002, between Cablevision Systems Corporation and Robert S. Lemle.

(d)(5)* Depositary Agreement, dated as of January 23, 2003, between Cablevision Systems Corporation and Mellon Investor Services LLC.

(g)          Not applicable.

(h)          Not applicable.

* Previously filed.


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


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                      CABLEVISION SYSTEMS CORPORATION


                                      By /s/ William Bell
                                      -----------------------------------------
                                      Name:   William J. Bell
                                      Title:  Vice-Chairman


Dated:  March 10, 2003





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


                                  EXHIBIT INDEX

EXHIBIT      DESCRIPTION OF EXHIBIT
-------      ----------------------

(a)(1)*      Offer to Exchange, dated January 23, 2003.

(a)(2)*      Form of Letter of Transmittal.

(a)(3)*      Form of Notice of Withdrawal.

(a)(4)*      Form of Letter to Option and Rights Holders describing the Offer.

(a)(5)*      Form of E-mail to Option and Rights Holders Describing the Offer.

(a)(6)* Form of E-mail Notifying Option and Rights Holders that Options and Rights Properly Elected for Exchange are Accepted.

(a)(7)*      Form of Option Award Statement.

(a)(8) Cablevision Systems Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, is incorporated herein by reference.

(a)(9) Cablevision Systems Corporation Amendment to Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on Form 10-K/A on April 30, 2002, is incorporated herein by reference.

(a)(10) Cablevision Systems Corporation Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, is incorporated herein by reference.

(a)(11)* Form of E-mail Notifying Option and Rights Holders of the Extended Expiration Date.

(b)          Not applicable.

(d)(1)*      Amended and Restated Employee Stock Plan.

(d)(2)* Form of Restricted Shares Agreement pursuant to the Amended and Restated Employee Stock Plan.

(d)(3)* Agreement, dated November 7, 2002, between Cablevision Systems Corporation and William J. Bell.

(d)(4)* Agreement, dated December 17, 2002, between Cablevision Systems Corporation and Robert S. Lemle.

(d)(5)* Depositary Agreement, dated as of January 23, 2003, between Cablevision Systems Corporation and Mellon Investor Services LLC.

(g)          Not applicable.

(h)          Not applicable.

* Previously filed.


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